SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Mark L. Kleifges

Chief Financial Officer and Treasurer

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81618T-100		Schedule 13D/A	Page 2 of 7 Pages

1.	Names of Reporting Persons Government Properties Income Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,918,421

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,918,421

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,918,421

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 27.8%

14.	Type of Reporting Person OO

CUSIP No. 81618T-100	Schedule 13D/A	Page 3 of 7 Pages

This Amendment No. 6 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 3, 2014, Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 2, 2015, Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 5, 2015, Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 9, 2015 and Amendment No. 5 to the Original Schedule 13D filed with the SEC on February 8, 2017 (as amended, the “Schedule 13D”), is being filed by Government Properties Income Trust, a Maryland real estate investment trust (“GOV” or the “Reporting Person”), to report the entry into a definitive agreement and plan of merger by and among the Reporting Person, GOV MS REIT, a wholly owned subsidiary of the Reporting Person (“Merger Sub”), and Select Income REIT (the “Issuer”), as more fully described below.

Item 1.    Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common shares of beneficial interest, $.01 par value per share (the “SIR Common Shares”), of the Issuer.  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2.    Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

The person filing this statement is Government Properties Income Trust, a Maryland real estate investment trust (“GOV” or the “Reporting Person”).

GOV’s principal business is to operate as a real estate investment trust.  The principal business office of GOV is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  The Managing Trustees of GOV are Adam D. Portnoy and Mark L. Kleifges, and the Independent Trustees of GOV are Barbara D. Gilmore, John L. Harrington, Elena Poptodorova and Jeffrey P. Somers.  The executive officers of GOV are David M. Blackman, President and Chief Executive Officer, and Mark L. Kleifges, Chief Financial Officer and Treasurer.

Neither the Reporting Person nor any individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Person, Messrs. Portnoy, Kleifges, Harrington, Somers and Blackman and Ms. Gilmore are citizens of the United States and Ms. Poptodorova is a citizen of Bulgaria.

Item 3.   Source and Amount of Funds or Other Consideration.

The information regarding the Reporting Person contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4.    Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On September 14, 2018, GOV and GOV’s wholly owned subsidiary, GOV MS REIT, a Maryland real estate investment trust (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the satisfaction or waiver of the conditions thereof, the Issuer has agreed to merge with and into Merger Sub, with Merger Sub continuing as the surviving entity in the merger (the “Merger”). Pursuant to the terms and subject to the conditions and limitations set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each SIR Common Share issued and outstanding immediately prior to the Effective Time (other than SIR Common Shares held by GOV or any of

CUSIP No. 81618T-100	Schedule 13D/A	Page 4 of 7 Pages

GOV’s or the Issuer’s wholly owned subsidiaries) will be converted into the right to receive 1.04 (the “Exchange Ratio”) of GOV’s common shares of beneficial interest, $.01 par value per share (“GOV Common Shares”), subject to adjustment as described in the Merger Agreement with cash paid in lieu of fractional shares. Under the Merger Agreement, the Exchange Ratio is fixed and will not be adjusted to reflect changes in the market price of the GOV Common Shares or the SIR Common Shares prior to the Effective Time.

Pursuant to the Merger Agreement, GOV and the Issuer have agreed that, prior to the Effective Time, GOV will sell, for cash consideration, the 24,918,421 SIR Common Shares beneficially owned by GOV (the “Secondary Sale”) and, subject to the satisfaction of certain conditions, the Issuer will declare and pay a pro rata distribution to its shareholders of the 45,000,000 common shares of beneficial interest, $.01 par value per share, of the Issuer’s majority owned subsidiary, Industrial Logistics Properties Trust, a Maryland real estate investment trust (“ILPT”), owned by the Issuer (the “ILPT Distribution” and, together with the Merger and the other transactions contemplated by the Merger Agreement, including the Secondary Sale and the ILPT Distribution, collectively, the “Transactions”).

GOV expects that immediately after the merger of the Issuer into Merger Sub is effective, Merger Sub will then merge with and into GOV, with GOV as the surviving entity, and GOV will change its name to “Office Properties Income Trust,” following which GOV’s ticker symbol on The Nasdaq Stock Market LLC (“Nasdaq”) will be changed to “OPI”.  GOV also expects that immediately following that second merger, GOV will effect a reverse stock split of the GOV Common Shares pursuant to which every four common shares of the combined company will be converted into one common share of the combined company.

The completion of the Merger is subject to the satisfaction or waiver of various conditions, including, among other things:  (1) approval of the Merger and the other transactions contemplated by the Merger Agreement to which the Issuer is a party by at least a majority of all the votes entitled to be cast by holders of outstanding SIR Common Shares entitled to vote at the special meeting of the Issuer’s shareholders held for that purpose; (2) approval of the issuance of GOV Common Shares to be issued in the Merger by at least a majority of all the votes cast by the holders of outstanding GOV Common Shares entitled to vote at the special meeting of GOV’s shareholders held for that purpose; (3) the absence of any law or order by any governmental authority prohibiting, making illegal, enjoining or otherwise restricting, preventing or prohibiting the consummation of the Merger and the other Transactions; (4) the effectiveness of the registration statement on Form S-4 (the “Form S-4”) to be filed by GOV with the SEC to register the GOV Common Shares to be issued in the Merger; (5) Nasdaq’s approval of the listing of GOV Common Shares to be issued in the Merger, subject to official notice of issuance; (6) the consummation of the Secondary Sale; (7) after the Secondary Sale and receipt of the Issuer and GOV shareholder approvals described above, and subject to the satisfaction of other conditions, the payment of the ILPT Distribution at least one business day before the completion of the Merger; and (8) the receipt of certain tax opinions from each party’s tax counsel.

GOV has agreed to vote all of the SIR Common Shares beneficially owned by it at the SIR shareholder meeting in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement to which the Issuer is a party.  The Issuer has set October 1, 2018 as the record date for shareholders eligible to vote at such meeting.  GOV and the Issuer expect the Merger to close in late 2018 or early 2019, and the Merger Agreement provides that either party may terminate the agreement if the Merger is not consummated by the outside closing date of June 30, 2019.

The Merger Agreement contains certain termination rights for both GOV and the Issuer, including that under specified circumstances, either party is entitled to terminate the Merger Agreement to accept a superior proposal (generally defined as proposals for 75% or more of the assets, revenues or earnings or equity of such party, which proposal such party’s board of trustees (or an authorized committee thereof) has determined in good faith, after consultation with outside financial advisors and outside legal counsel, (1) would, if consummated, result in a transaction that is more favorable to the shareholders of such party from a financial point of view than the Merger and other Transactions, (2) for which the third party has demonstrated that the financing for such offer is fully committed or is reasonably likely to be obtained, and (3) which is reasonably likely to receive all required approvals from any governmental authority and otherwise reasonably likely to be consummated on the terms proposed). Neither party is entitled to any termination fee under the Merger Agreement. All fees and expenses incurred in connection with the Merger and the other Transactions will be paid by the party incurring those expenses, except that GOV and the Issuer will share equally any filing fees incurred in connection with the filing of the Form S-4 and the related joint proxy statement/prospectus and, as explained below, GOV is responsible for all of the costs and expenses incurred in connection with the Secondary Sale, including costs and expenses of the Issuer and its affiliates.

CUSIP No. 81618T-100	Schedule 13D/A	Page 5 of 7 Pages

Contemporaneously with the execution of the Merger Agreement, and in connection with the Secondary Sale, GOV entered into a registration agreement with the Issuer (the “Registration Agreement”) pursuant to which GOV received demand registration rights, subject to certain limitations, with respect to the resale of the 24,918,421 SIR Common Shares GOV beneficially owns. Under the Registration Agreement, GOV agreed to pay all of the costs and expenses incurred in connection with the Secondary Sale, including costs and expenses of the Issuer and its affiliates.

The foregoing descriptions of the Merger Agreement and the Registration Agreement are not complete and are subject to and qualified in their entirety by reference to the copies of such agreements filed hereto as Exhibits 99.1 and 99.2, respectively, each of which is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)           Amount beneficially owned and percentage of class:

GOV beneficially owns 24,918,421 SIR Common Shares, which represents approximately 27.8% of the issued and outstanding SIR Common Shares as of September 14, 2018.

To the Reporting Person’s knowledge, the individuals named in Item 2 above beneficially own an aggregate of 187,551 SIR Common Shares (a portion of which are subject to vesting requirements), which represents less than 1% of the issued and outstanding SIR Common Shares and which are not included in the percentages owned by the Reporting Person.  The Reporting Person expressly disclaims any beneficial ownership of these SIR Common Shares.

(b)           Number of SIR Common Shares as to which such person has:

(i)            Sole power to vote or to direct the vote: 24,918,421

(ii)           Shared power to vote or to direct the vote: 0

(iii)          Sole power to dispose or to direct the disposition of: 24,918,421

(iv)          Shared power to dispose or to direct the disposition of: 0

To the Reporting Person’s knowledge, the individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the SIR Common Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 89,559,974 SIR Common Shares of the Issuer outstanding as of September 14, 2018, such number of shares being based on information provided by the Issuer.

(c)           Transactions effected in the past sixty days:

On September 14, 2018, GOV, Merger Sub and the Issuer entered into the Merger Agreement. Contemporaneously with the execution of the Merger Agreement, and in connection with the Secondary Sale, GOV and the Issuer entered into the Registration Agreement.  For more information regarding the Merger Agreement, the Registration Agreement and the other Transactions in connection therewith, see Item 4 above.

On September 13, 2018, Messrs. Blackman and Kleifges were granted an aggregate of 11,000 SIR Common Shares under the Issuer’s equity compensation plan (a portion of which are subject to vesting requirements) for services rendered to the Issuer.  Pursuant to the Merger Agreement, at the Effective Time, any outstanding unvested SIR Common Share awards under the Issuer’s equity compensation plan will be converted into an award under GOV’s equity compensation plan, subject to substantially similar vesting requirements and other terms and conditions, of a number of GOV Common Shares determined by multiplying the number of unvested SIR Common Shares subject to such award by the Exchange Ratio (rounded down to the nearest whole number).

CUSIP No. 81618T-100	Schedule 13D/A	Page 6 of 7 Pages

(d)           Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

The information regarding the Reporting Person contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not otherwise being amended by this Schedule 13D/A.

Item 7.   Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1

Agreement and Plan of Merger, dated as of September 14, 2018, by and among Government Properties Income Trust, GOV MS REIT and Select Income REIT. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated September 17, 2018.)

Exhibit 99.2

Registration Agreement, dated as of September 14, 2018, by and between Government Properties Income Trust and Select Income REIT. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated September 17, 2018.)

CUSIP No. 81618T-100	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2018
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Chief Financial Officer and Treasurer
(Name/Title)

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).